# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: First Foundation Inc., CIK 0001413837
CUSIP: 32026V104
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 5221 N. O'CONNOR BLVD., SUITE 1378, IRVING, Texas (TX), 75039
Date of event which requires filing of this statement: 04/01/2026
Amends the filing with accession number 0001999371-25-016764
Filed by CIK 0001074034
Persons authorized to receive notices and communications: Canyon Partners, LLC, 2728 North Harwood Street, 2nd Floor, Attention: Jonathan M. Kaplan, Dallas, Texas (TX), 75201, (214) 253-6000

## Reporting persons
- CANYON CAPITAL ADVISORS LLC (CIK 0001074034): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Joshua S. Friedman (CIK 0001766767): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mitchell R. Julis (CIK 0001766581): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: First Foundation Inc.
Address of issuer's principal executive offices: 5221 N. O'CONNOR BLVD., SUITE 1378, IRVING, Texas (TX), 75039
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on November 3, 2025 (the "Schedule 13D"). This Amendment No. 1 supplements Items 4 and 6 and amends and restates Item 5(a)-(c), and (e) and Item 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On April 1, 2026, the Issuer merged with and into FirstSun Capital Bancorp (the "Buyer"), with the Buyer being the surviving corporation (the "Merger"). Accordingly, as of the effective time of the Merger, the Issuer ceased to exist and the Support Agreement, the RRA, and certain provisions of the Investment Agreement were terminated and the WETA has been performed.

Pursuant to the terms of the Merger Agreement and WETA, the warrants held by the Accounts were deemed exercised immediately prior to the effective time of the Merger, and in connection therewith, the Accounts received the consideration set forth in the WETA. The shares of Common Stock held by the Accounts were cancelled and converted into the right to receive merger consideration at the effective time of the Merger.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Amendment No. 1 for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment No. 1 for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 1, the Reporting Persons have not effected any transaction in Common Stock in the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: April 1, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference in its entirety in this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Joint Filing Agreement by and among the Reporting Persons, dated November 3, 2025.

## Signatures
- CANYON CAPITAL ADVISORS LLC: /s/ Doug Anderson, Doug Anderson / Chief Compliance Officer (04/03/2026)
- Joshua S. Friedman: /s/ Joshua S. Friedman, Joshua S. Friedman (04/03/2026)
- Mitchell R. Julis: /s/ Mitchell R. Julis, Mitchell R. Julis (04/03/2026)